O’Melveny & Myers LLP 2801 North Harwood Street Suite 1600 Dallas, TX 75201-2692	T: +1 972 360 1900 F: +1 972 360 1901 omm.com	File Number: 0633831-00003

January 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenifer Gallagher Karl Hiller

Re:	Next Bridge Hydrocarbons, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed July 17, 2024 Comment letter dated December 20, 2024 File No. 000-56648

Dear Ms. Gallagher and Mr. Hiller:

Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), has received the letter dated December 20, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on July 17, 2024 (the “Annual Report”) and the Company’s correspondence filed with the Commission on November 13, 2024. The Company respectfully submits to request an extension to the deadline for responding to the Letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company will provide its response to the Letter as soon as possible, no later than January 15, 2025.

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted, /s/ O’Melveny & Myers

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:

Gregory McCabe

Chairman and Chief Executive Officer

Next Bridge Hydrocarbons, Inc.

6300 Ridglea Place, Suite 950

Fort Worth, TX 76116

Cameron Taber, P.C.

1502 Augusta Drive, Suite 320

Houston, Texas 77057